Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of slides that were included in a package sent to HP managers for use in communicating with HP employees in connection with the Merger.

Ensuring a successful integration

The post-merger integration team (PMI) has done the due diligence, research and rigorous planning to ensure HP and Compaq will have a successful integration.

The challenge

  What really counts is our ability to execute clearly—and convincingly.
  Mergers and acquisitions are hard work.
  Regulatory restrictions limit what the PMI can share with employees and the public.

How do we know we’ll succeed?

  Analyzed and applied lessons from large transactions, spin-offs and restructurings.
  Examined HP and Compaq’s experiences with transactions, spin-offs and restructurings.
  Created a rigorous planning process.
  Assembled the right leadership team to drive the integration.

How we’ll get the hard work done

These principles define how we’ll get the hard work done.

  Remain customer-focused.
  Make decisions quickly and don’t revisit them.
  Adopt and go (don’t reinvent the wheel).
  Focus on value capture.
  Aim for clarity on Day One, not perfection.
  Keep the integration team small and focused.
  Recognize similarities and differences in our cultures—take action.

Success criteria/metrics

  For employees
  For customers
  For shareowners
  For partners

Accomplishments to date

  Phases 1, 2 and portions of 3 of the four-phase integration planning process have been completed.
  The PMI team is moving extremely quickly.
  HP and Compaq’s shared worldview of the industry enables fast decision-making.

How can you help?

  Trust the PMI team.
  Stay focused on winning in the marketplace and continuing to deliver outstanding business results.

Perception: Everyone should get a retention bonus or nobody should.
Reality:
  The retention bonus was offered to key contributors (individual contributors, managers and some senior managers) in critical integration-related jobs or organizations that will undergo significant disruption during and after the merger integration of the two companies. We were obliged to report distribution of retention bonuses to comply with SEC regulations.
  The bonus will be conditional on the completion of the merger. The use of a retention bonus is a common corporate practice to retain talent through a significant business transition or disruption. We used the same practice during the Agilent spin-off.
  Business presidents, function leads and other individuals selected the participants in the retention program.
  There are approximately 88,000 employees at HP. The number identified for this bonus (6,000) represents less than seven percent of the total workforce.

Perception: The media has reported high percentages of employee support for the merger—where did they get those numbers?
Reality:
  Since HP announced the plan to merge with Compaq last September, HP’s Internal Communications Department has conducted regular, informal surveys called “organizational pulses.”
  The pulse surveys are also conducted on the Web by an independent consultant with the help of HP’s Communications Council.
  About 850 different employees worldwide receive a Web-based survey questionnaire each month, and a typical pulse survey draws approximately 400 -500 responses. The identity of each respondent is kept confidential.
  More than 3,500 employees and retirees have weighed in, both numerically and with pages of questions and issues.
  HP also collects data following key communications events, such as polls after coffee talks.

“Fiorina: HP Needs Compaq Merger” USA Today, January 16, 2002

The news:

  USA Today attributes the following statement to Carly Fiorina: “Should [the merger] fail, HP’s vaunted printer and imaging businesses would be damaged and HP might have to shut down its personal computer division.”
  Were HP to “pull the plug” on the PC division, up to 15,000 jobs worldwide would be lost.
  Failures of the PC business could damage the successful printer business.

The facts:

  Based on the full transcript of the interview, Carly’s full quote reads: “[The merger] allows us to fix our PC business. We can’t get out of our PC business. If I didn’t care about laying off people, I could just shut it down. But if I shut it down, I’d have to layoff a lot more than 15,000 people across two companies over several years. So, we have to fix our PC business. And fixing our PC business requires volume and distribution capability.”
  The 15,000 figure does not specifically refer to the future of our PC business, but to the combined company’s total anticipated workforce reductions occurring over the next two years.
  We remain committed to the PC business. By merging with Compaq we will create a better cost structure for our PC business, and through Compaq’s direct distribution capabilities we will advance and accelerate our all-channel strategy.
  Merging with Compaq provides an opportunity for HP to reinvigorate our business and invest for growth on the printer side of the house.

“HP, Compaq Plan the Details Of Their Union” The Wall Street Journal, January 25, 2002

The news:

  HP is applying lessons learned from the Agilent spin-off to the HP/Compaq merger. HP’s view is that a spin-off and a merger both involve creating a new company on a tight schedule.
  One of the integration team’s guiding principles is to make decisions quickly, and make them only once—a lesson learned from the Agilent spin-off.
  Compaq executives are also applying lessons learned during the 1998 acquisition of Digital Equipment Corp., about the need for fast and clear decision-making to engender customer confidence.
  HP and Compaq have a rigorous planning process. Webb McKinney and Jeff Clarke are heading up the integration effort with 450 full-time employees split into two-dozen working groups. They’re charting future products, identifying cost savings and melding corporate cultures. Webb and Jeff meet weekly with Carly Fiorina and Michael Capellas to resolve critical issues. To prepare, the team holds all-day work sessions every Wednesday.

Why this is important:

  The press has begun to recognize and acknowledge our rigorous integration planning. The fact that we’ve done our homework and applied lessons learned to this planning process supports our ability to execute this integration.

“Compaq Results Beat Wall Street Expectations” Financial Times, January 17, 2002

The news:

  With stronger sales in Europe and growth in its enterprise and IT services businesses, Compaq surprised analysts by beating Q4 earnings expectations—improving revenue (sequentially over Q3), becoming profitable, and reducing operating expenses over last year by $1.7b.
  Compaq’s PC business showed significant improved from the last quarter.

The facts:

  Revenue improvements support the value of combining the two companies.
  Compaq proves that even in a weak market, it can be a profitable, growing company

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any protections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory, the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contracting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contracting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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